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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               ANAGRAM PLUS, INC.
                  (Name of small business issuer in its charter)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   032535 10 6
                                 (CUSIP Number)


                             ADC DEVELOPMENT, CORP.
                        2700 N. MILITARY TRAIL SUITE 100
                            BOCA RATON, FLORIDA 33431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   MAY 9, 2002
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP No. 92832V 10 2


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(1)     Names  of  Reporting  Persons  I.R.S.  Identification  Nos.  of Above
        Persons  (entities  only)

        ADC Development Corp.
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  Not Applicable

        (b)  Not Applicable
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(3)     SEC Use Only

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(4)     Source of Funds (See Instructions) - WC
-----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) -

        [ ]
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(6)     Citizenship or Place of Organization - Delaware

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 Number of                    (7)     Sole Voting Power - 6,000,000
  Shares                    ----------------------------------------------------
Beneficially
Owned by Each                 (8)     Shared Voting Power - Not Applicable
  Reporting                 ----------------------------------------------------
 Person With
                              (9)     Sole Dispositive Power - 6,000,000
                             ---------------------------------------------------

                              (10)   Shared Dispositive Power - Not Applicable
--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 6,000,000
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) - Not Applicable
--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11) - 96.03%
--------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)

         CO

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ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities of Anagram Plus, Inc., a Delaware corporation (the "Company"), to which is statement relates is the Company's Common Stock, par value $.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 2700 N. Military Trail, Suite 100, Boca Raton, FL 33431.

ITEM 2.  IDENTITY AND BACKGROUND

(a) The Reporting Person is ADC Development Corp. Exhibit "A" sets forth the name, address, present principal occupation and citizenship of each officer and director of ADC Development Corp.

(b) ADC Development Corp.'s business address is 2700 N. Military Trail, Suite 100, Boca Raton, FL 33431.

(c)  ADC Development Corp.'s business is an investment in Anagram Plus, Inc.

(d) During the last five years, ADC Development Corp. has not been convicted in a criminal proceeding.

(e) During the last five years, ADC Development Corp. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  ADC Development Corp. is organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 6,000,000 shares of Common Stock to which this statement is being filed were issued to ADC Development Corp. as founder of Anagram Plus, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

     ADC Development Corp. acquired the shares of Common Stock for investment purposes and ADC Development Corp. holds the shares of Common Stock for investment purposes. From time to time, ADC Development Corp. may acquire additional shares of Common Stock or dispose of some or all shares of Common Stock owned by it.

     ADC Development Corp. has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, ADC Development Corp. owns of record 6,000,000 shares of Common Stock, or 96.03% of the Company's issued and outstanding shares of Common Stock;

(b) ADC Development Corp. has the power to direct the vote and the power to direct the disposition of the 6,000,000 shares of Common Stock that are owned beneficially by it;

(c)  Not Applicable

(d) FMC Group, Inc. of which of Paul Michelin is the President and a Director and together with his wife are the sole shareholders of FMC Group, Inc. owns 83% of the shares of ADC Development Corp. FMC Group, Inc. may have the right to receive or the power to direct the receipt of dividends from the sale of the Common Stock of Anagram Plus, Inc.

(e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2002

                                             ADC Development Corp.


                                             By: /s/Paul Michelin
                                                 -----------------
                                                 Paul Michelin, President

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

                                   EXHIBIT "A"



Name                          Citizenship                 Present
                                                          Principal  Occupation
________________________________________________________________________________
Paul  Michelin                    USA                    President of FMC Group, Inc.,
2700 N. Military Trail, Suite 100                        ADC Development Corp,
 Boca  Raton,  FL  33431                                 Anagram  Plus,  Inc.  & International
                                                         Child  Care  Corp.

James Perretty                    USA                    Secretary of Prodijeux, Inc.
2700  N. Military Trail, Suite 100                       International Child Care,  Inc.
Boca  Raton,  FL  33431                                  Vice President/Secretary of
                                                         Children  of  America,  Inc.  and
                                                         ADC  Development  Corp.




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